EXHIBIT 4.5


                              Standstill Agreement


To  Colonial  Commercial  Corp.

Gentlemen:

     For good and valuable consideration, I agree that until May 31, 2008, I (and those whose stock would be attributable to me for purposes of Section 382 of the Internal Revenue Code) will not, without your prior written consent, directly or indirectly purchase any securities of your company in public or private transactions or otherwise.

     You may consent or withhold your consent in your discretion to any such purchase by me, with the following exception: You will consent to a purchase by me that in your opinion does not have the effect of (i) reducing your net operating tax loss carryforward or (ii) reducing the number of shares other shareholders can buy without reducing your net operating tax loss carryforward.

     Until May 31, 2008, I will not knowingly sell any of your securities to a 5% shareholder (as hereinafter defined), or to a person who as a result of such sale would become a 5% shareholder, unless such person first enters into an agreement in your favor with the same tenor as this letter and in form and substance reasonably satisfactory to you. The term "5% shareholder" has the meaning attributed thereto in Internal Revenue Code Section 382.

     This letter may not be amended or terminated by me without your written approval. It is binding on me and on my personal representatives. It sets forth our entire understanding. It shall be enforceable by decrees of specific performance, without posting bond or other security, as well as by other available remedies.


Dated:  June  21,  2004

/s/  Michael  Goldman
-------------------------
Michael  Goldman


Confirmed:

Colonial  Commercial  Corp.

By:  /s/  Bernard  Korn
-------------------------
Bernard  Korn,  President